STROOCK & STROOCK & LAVAN LLP
180 MAIDEN LANE
 NEW YORK, NEW YORK  10038
September 27, 2016
VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Patrick Scott

Re:                Advantage Funds, Inc. (the "Company")
(File Nos.:  33-51061 and 811-7123)

Ladies and Gentlemen:
As requested by the staff (the "Staff") of the Securities and Exchange Commission via telephone on September 15, 2016, attached as Exhibit A are the fee tables and examples to be filed in Post-Effective Amendment No. 131 (the "Amendment") to the Company's Registration Statement on Form N-1A.
We hope the Staff finds that the revisions to the fee tables and examples included in the Amendment are responsive to the Staff's comments.  Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.806.6401.
Very truly yours,
/s/ Max Vogel
Max Vogel

cc:            Janna Manes

EXHIBIT A

Dreyfus Opportunistic Small Cap Fund

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Investor Shares	Class I Shares	Class Y Shares
Management fees	.75	.75	.75
Other expenses (including shareholder services fees)	.34	.09*	.05*
Total annual fund operating expenses	1.09	.84	.80
*Other expenses for Class I and Class Y shares are estimated amounts for the current fiscal year based on the Other expenses for Investor shares.

Example
The Example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and that the fund's operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Investor Shares	$111	$347	$601	$1,329
Class I Shares	$86	$268	$466	$1,037
Class Y Shares	$82	$255	$444	$990

Dreyfus Technology Growth Fund

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the fund.  You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the fund or certain other funds in the Dreyfus Family of Funds.  More information about these and other discounts is available from your financial professional and in the Shareholder Guide section beginning on page 9 of the prospectus and in the How to Buy Shares section and the Additional Information About How to Buy Shares section  beginning on page II-1 and page III-1, respectively, of the fund's Statement of Additional Information.

Shareholder Fees (fees paid directly from your investment)
	Class A	Class C	Class I	Class Y
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	5.75	none	none	none
Maximum deferred sales charge (load) (as a percentage of lower of purchase or sale price)	none*	1.00	none	none

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Class A	Class C	Class I	Class Y
Management fees	.75	.75	.75	.75
Distribution (12b-1) fees	none	.75	none	None
Other expenses (including shareholder services fees)	.53	.58	.27	.12**
Total annual fund operating expenses	1.28	2.08	1.02	.87
*Class A shares bought without an initial sales charge as part of an investment of $1 million or more may be charged a deferred sales charge of 1.00% if redeemed within one year.
**Other expenses for Class Y are estimated amounts for the current fiscal year based on the Other expenses for Class I.

Example
The Example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and that the fund's operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class A	$698	$958	$1,237	$2,031
Class C	$311	$652	$1,119	$2,410
Class I	$104	$325	$563	$1,248
Class Y	$89	$278	$482	$1,073

You would pay the following expenses if you did not redeem your shares:

	1 Year	3 Years	5 Years	10 Years
Class A	$698	$958	$1,237	$2,031
Class C	$211	$652	$1,119	$2,410
Class I	$104	$325	$563	$1,248
Class Y	$89	$278	$482	$1,073

Dynamic Total Return Fund

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the fund.  You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the fund or certain other funds in the Dreyfus Family of Funds.  More information about these and other discounts is available from your financial professional and in the Shareholder Guide section beginning on page 16 of the prospectus and in the How to Buy Shares section and the Additional Information About How to Buy Shares section beginning on page II-1 and page III-1, respectively, of the fund's Statement of Additional Information.

Shareholder Fees (fees paid directly from your investment)
	Class A	Class C	Class I	Class Y
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	5.75	none	none	none
Maximum deferred sales charge (load) (as a percentage of lower of purchase or sale price)	none*	1.00	none	none

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Class A	Class C	Class I	Class Y
Management fees	1.10	1.10	1.10	1.10
Distribution (12b-1) fees	none	.75	none	none
Other expenses (including shareholder services fees and fees and expenses of the fund's subsidiary)**	.46	.46	.19	.11
Total annual fund operating expenses**	1.56	2.31	1.29	1.21
Fee waiver***	(.06)	(.06)	(.06)	(.06)
Total annual fund operating expenses (after fee waiver)	1.50	2.25	1.23	1.15
* Class A shares bought without an initial sales charge as part of an investment of $1 million or more may be charged a deferred sales charge of 1.00% if redeemed within one year.
**  Other expenses and Total annual fund operating expenses have been restated from those used or reflected in the Financial Highlights to include the estimated fees and expenses of the fund's subsidiary.  These fees and expenses will fluctuate based on the amount of the fund's investment in the subsidiary.  The fees and expenses of the subsidiary included in Other expenses reflect the fund's current allocation to the subsidiary.

***  The fund's investment adviser, The Dreyfus Corporation, has contractually agreed, for so long as the fund invests in the subsidiary, to waive the management fee it receives from the fund in the amount equal to the management fee paid to The Dreyfus Corporation by the subsidiary.  The amount of the waiver shown reflects the management fee paid by the subsidiary based on the fund's current allocation to the subsidiary.

Example
The Example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and that the fund's operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class A	$719	$1,022	$1,346	$2,263
Class C	$328	$703	$1,205	$2,585
Class I	$125	$390	$676	$1,489
Class Y	$117	$365	$633	$1,398

You would pay the following expenses if you did not redeem your shares:

	1 Year	3 Years	5 Years	10 Years
Class A	$719	$1,022	$1,346	$2,263
Class C	$228	$703	$1,205	$2,585
Class I	$125	$390	$676	$1,489
Class Y	$117	$365	$633	$1,398